Exhibit 2

FOR IMMEDIATE RELEASE	12 June 2019

WPP PLC (“WPP”)

Result of AGM

ANNUAL GENERAL MEETING HELD AT THE SOUTHBANK CENTRE, BELVEDERE ROAD, LONDON SE1 8XX

ON: 12 JUNE 2019

STATEMENT OF POLL – THE VOTES CAST WERE AS FOLLOWS:

RESOLUTION	FOR	%	AGAINST	%

1 Ordinary Resolution to receive the audited accounts	968,637,191	99.95	473,968	0.05

2 Ordinary Resolution to declare a final dividend	969,227,441	99.93	693,495	0.07

3 Ordinary Resolution to approve the Compensation Committee report	908,298,510	93.65	61,541,791	6.35

4 Ordinary Resolution to elect Mark Read as a director	968,483,635	99.86	1,380,933	0.14

5 Ordinary Resolution to elect Cindy Rose as a director	967,519,282	99.76	2,338,444	0.24

6 Ordinary Resolution to re-elect Roberto Quarta as a director	913,590,014	97.80	20,569,823	2.20

7 Ordinary Resolution to re-elect Dr Jacques Aigrain as a director	960,451,620	99.03	9,402,703	0.97

8 Ordinary Resolution to re-elect Tarek Farahat as a director	968,600,628	99.87	1,247,412	0.13

9 Ordinary Resolution to re-elect Sir John Hood as a director	923,613,723	95.42	44,298,656	4.58

10 Ordinary Resolution to re-elect Daniela Riccardi as a director	924,431,319	95.32	45,427,316	4.68

11 Ordinary Resolution to re-elect Paul Richardson as a director	967,336,872	99.74	2,513,591	0.26

12 Ordinary Resolution to re-elect Nicole Seligman as a director	968,353,058	99.84	1,506,125	0.16

13 Ordinary Resolution to re-elect Sally Susman as a director	968,438,207	99.85	1,421,296	0.15

14 Ordinary Resolution to re-elect Solomon Trujillo as a director	968,378,169	99.85	1,471,194	0.15

15 Ordinary Resolution to re-appoint the auditors	946,917,769	97.78	21,510,430	2.22

16 Ordinary Resolution to authorise the Audit Committee to determine the auditors’ remuneration	964,441,937	99.44	5,471,056	0.56

17 Ordinary Resolution to authorise the directors to allot relevant securities	945,827,443	97.52	24,020,859	2.48

18 Special Resolution to authorise the Company to purchase its own shares	963,304,782	99.39	5,909,828	0.61

19 Special Resolution to authorise the disapplication of pre-emption rights up to 5% of the issued share capital	968,806,226	99.90	994,675	0.10

Contact:

  Chris Wade, WPP

  +44(0) 20 7282 4600

END